UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 1l-K [ ]Form 10-Q [ ]Form N-SAR For Period Ended: September 30, 2000

[ ]  Transition  Report on Form 10-K                   SEC FILE NUMBER
[ ]  Transition  Report on Form 20-F                        1-5270
[ ]  Transition  Report on Form 11-K
[ ]  Transition  Report on Form 10-Q                     CUSIP NUMBER
[ ]  Transition  Report on Form N-SAR                     833964 10 9
For the Transition Period Ended:


  Read Instruction {on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                              SOFTNET SYSTEMS, INC.
                             -----------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                         650 Townsend Street, Suite 225
                         -------------------------------
           Address of Principal Executive Office (Street and Number)

                             San Francisco, CA 94103
                            -------------------------
                            City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            (a)  The reasons  described in reasonable  detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;
                            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
           [X]                   calendar day following the prescribed due date;
                                 or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On December 7, 2000, the Company's Board of Directors approved plans for its wholly owned ISP Channel, Inc. subsidiary to cease formal operations by the end of the calendar year. Additional time is required for the Company to assimilate the ensuing chages into the Form 10-K.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Steven M. Harris              415            365-2500
            ---------------------           ---            --------
                   (Name)               (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                 [ X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In order to reflect the discontinued operations of ISP Channel in accordance with Generally Accepted Accounting Principles, estimates of future costs and the write off of the net assets related to the discontinued operation need to be compiled and prepared for audit by the company's independent accountants. The presentation of prior year financials will also be changed to reflect the discontinued operations of ISP Channel. This effort is currently being undertaken and the results cannot reliably be estimated at this time.


                              SOFTNET SYSTEMS, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 14, 2000       By:   /s/ Garret J. Girvan
       -----------------             ---------------------
                                     Garret J. Girvan
                                     Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.